July 17, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                               NuCO2 Inc. — Withdrawal of Registration Statement on Form S-1 (File No. 333-166177)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby file this application for withdrawal of the Registration Statement on Form S-1, (File No. 333-166177) of NuCO2 Inc., a Delaware corporation (the “Company”), together with all exhibits and amendments thereto, initially filed on April 19, 2010 (the “Registration Statement”) with the Securities and Exchange Commission under the Act (the “Commission”).  The Company has determined not to pursue the contemplated public offering at this time.  The Commission has not declared the Registration Statement effective under the Act, and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding this matter, please feel free to contact me at (772) 781-3503.

Very truly yours,

/s/ Peter M. Green
Peter M. Green, Esq.
Senior Vice President and General Counsel
NuCO2 Inc.

NuCO2 Inc. • 2800 S.E. Market Place • Stuart, FL 34997